EXHIBIT 12.1
TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(Unaudited)
(In millions except ratios)

	Year
	2008	2007	2006	2005	2004
Fixed charges:
Interest expense*	$141	$110	$100	$95	$99
Estimated interest portion of rents	32	25	25	25	25

Total fixed charges	$173	$135	$125	$120	$124

Income:
Income from continuing operations before income taxes	$658	$1,252	$957	$711	$533
Fixed charges	173	135	125	120	124
Dividends from finance subsidiary	142	135	80	100	71
Eliminate pretax loss (income) of finance subsidiary	538	(222)	(210)	(171)	(140)

Adjusted income	$1,511	$1,300	$952	$760	$588

Ratio of income to fixed charges	8.73	9.63	7.62	6.33	4.74

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.